Exhibit 99.1

Dragon Victory International Limited Announces Entry into a Binding Term Sheet

HANGZHOU, China, June 15, 2021 (GLOBE NEWSWIRE) -- Dragon Victory International Limited (Nasdaq: LYL or the “Company”), a company that offers supply chain management platform services to auto parts suppliers through its supply chain management platform and quality incubation services to entrepreneurs in China announced today that it has entered into a binding term sheet (the “Binding Term Sheet”) in connection with a business transformation transaction (the “Business Transformation”) and  potential investment with Natural Selection Capital Holdings Limited (“Natural”), Mr. Ni Ming (together with Natural, each a “Consultant,” and collectively, the “Consultants”), LSQ Investment Fund (“1st Closing Purchaser”), and certain purchasers represented by Elephas Global Master Fund (each a “2nd Closing Purchaser,” and collectively, the “2nd Closing Purchasers”; together with the 1st Closing Purchaser, each a “Purchaser,” and collectively, the “Purchasers”) on June 11, 2021.

With respect to the Company’s plan to transform its current business into a blockchain related business, the Binding Term Sheet sets forth that the Company will engage the Consultants to assist with the Business Transformation through entering into consulting agreements with each of them prior to the execution of certain definitive transaction agreements (the “Definitive Agreements”). As consideration for the services to be rendered by the Consultants, the Company will issue to Natural and Mr. Ni Ming warrants to purchase an aggregate of 14,000,000 and 2,000,000 of the Company’s newly issued ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), respectively, upon the completion of the transaction with the 1st Closing Purchaser. The warrants to be issued to Natural will be divided into four (4) tranches, each with an exercise term of ten (10) years from the date on which such warrant becomes exercisable. Each of the 4 tranches of warrants has an exercise price of US$1 per share, US$1.5 per share, US$2.5 per share and US$2.5 per share, with condition that the closing price of the Ordinary Share equals or exceeds US$2.5, US$3.5, US$5 and US$6 per share for five (5) consecutive trading days. The warrants to be issued to Mr. Ni Ming will have an exercise term of five (5) years upon their issuance and their exercise price will be determined based on market price but no higher than US$1.5 per share.

Mr. Wang Bingzhong is the sole shareholder of Natural Selection Capital Holdings and previously served as an executive director and chief executive officer of Loto Interactive (8198.HK), the largest hydropower mining company in China. The controlling shareholder of Loto is Bit Mining (NYSE: BTCM). Mr. Wang has rich investment experience in TMT sector, especially blockchain industry. Mr. Wang is also a director of LSQ Investment Fund.

Mr. Ni Ming previously served as the senior vice president of 36Kr Group and executive director of Huarong International Financial Holdings (993.HK).

To facilitate the Business Transformation, the Company will offer and sell an aggregate amount of no less than US$4,000,000 and no less than US$3,000,000 of its newly issued Ordinary Shares to the 1st Closing Purchaser and the 2nd Closing Purchasers, respectively, through private placement (the “PIPE”), and plans to use the net proceeds from the PIPE for the Business Transformation. The purchase price per share for the 1st Closing Purchaser will be the higher of (i) US$1 per share and (ii) 85% of the lowest closing price of the last 60 trading days immediately preceding the signing of the Binding Term Sheet. The purchase price per share for the 2nd Closing Purchasers will be the lower of (i) US$1.75 per share and (ii) 88% of the lowest daily VWAP price of the last ten (10) trading days immediately preceding the 2nd Closing. The completion of the transactions with the 1st Closing Purchaser and 2nd Closing Purchasers are expected to be within four (4) months and six (6) months, respectively, after the execution of the Definitive Agreements, subject to due diligence and customary and certain other closing conditions.

The Company, the Purchasers and the Consultants agreed to make reasonable best efforts to enter into the Definitive Agreements, which date is expected to be no later than 30 days following June 11, 2021.

There can be no assurance that the proposed PIPE or Business Transformation will be ultimately consummated in accordance with the Binding Term Sheet or at all, or that any Definitive Agreements will be entered into pursuant to the Binding Term Sheet or at all, nor can there be any assurance, if the PIPE or Business Transformation is completed, that the potential benefits of such transactions will be realized.

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited (“LYL” or the “Company”) offers supply chain management platform services to auto parts suppliers through its supply chain management platform. The Company also provides quality business incubation services to entrepreneurs and business entities in China. More information is available at www.dvintinc.com.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

Contacts
Company Contact:
Investor Relation
Amanda Yang
Email: yangy@dvintinc.com